UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d)of the Securities Exchange Act of 1934.

Commission File No. 0-12516

Cerner DHT, Inc (formerly Dynamic Healthcare Technologies, Inc.)
(Exact name of registrant as specified in its charter)

615 Crescent Executive Court, 5th Floor, Lake Mary, FL 32751,
(407) 333-5300
(Address, including zip code and telephone number including area code of registrant’s principal executive offices)

Common Stock, par value $0.01
(Title of each class of securities covered by this form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or
15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

     Approximate number of holders of record as of the certification date: one

     Pursuant to the requirements of the Securities Exchange Act of 1934, Cerner DHT, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: December 20, 2001	By:	/s/ Marc G. Naughton Name: Marc G. Naughton Title: Chief Financial Officer